SECURITIES AND EXCHANGE COMMISSION
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REGISTRATIONS BRANCH
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SEC FILE NUMBER
8-69621

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/15/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Madison Paige Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Madison Paige Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Gary Herschitz, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Madison Paige Securities LLC at December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn
to before me This 27th day of Feb 2017

PAULINE D BOWIE
Notary Public - State of New York
NO. 01BO6307651
Qualified in Bronx County
My Commission Expires Jul 7, 2018

Madison Paige Securities LLC
Index
December 31, 2016

Page(s)

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Paige Securities LLC

We have audited the accompanying statement of financial condition of Madison Paige Securities LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 27, 2017

Madison Paige Securities LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 422,041
Receivable from clearing broker, net	425,253
Due from affiliate	398,885
Total asssets	$ 1,246,179
Liabilities and Members' Equity	
Liabilities	
Due to member	$ 300,000
Accrued expenses	173,875
Total liabilities	473,875
Members' Equity	772,304
Total liabilities and member's equity	$ 1,246,179

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Madison Paige Securities LLC (the "Company") is a New York limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

The Company provides broking services in the capacity of a matched principal or counterparty, serving as an intermediary to match, in whole or in part, the interests of identified buyers and sellers. The Company may purchase or sell bonds as a dealer to facilitate counterparty goals. Most of the Company's dealer transactions are done on a riskless basis.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Principal Transactions, Revenue and Clearance Costs

All principal transactions, commission revenues and clearance costs are recorded on a trade date basis.

c) Concentration of Credit Risk

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. In addition, the Company's receivable from its clearing broker and from its affiliate represent concentrations of credit risk. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets.

d) Income Taxes

As a limited liability company, the Company is not liable for U.S. federal or state income taxes, but rather income or loss is allocated to its members; the members are then liable for any income taxes.

The Company is subject to New York City Unincorporated Business Tax ("NYC UBT") for which it provides for income taxes and the related accounts under the asset and liability method.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. **Related Party Transactions**

The Company has an expense sharing agreement with an affiliate whereby the affiliate provides accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Receivable from Clearing Broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition.

5. **Off-Balance Sheet Risk**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

6. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year). At December 31, 2016, the Company's net capital of $373,419 was $273,419 in excess of its required net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

7. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no subsequent events that would require additional recognition or disclosure in the Company's financial statements.

Madison Paige Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016